Exhibit 99.1

Agria Subsidiary PGG Wrightson Expects to Improve on Strong Annual Results

BEIJING, CHINA — October 21, 2014 — Agria Corporation (NYSE: GRO) (the “Company” or “Agria”), a global agricultural company, today announced that its New Zealand-listed subsidiary, PGG Wrightson Limited (NZSE: PGW) (“PGW”), has confirmed that it believes it can increase Operating EBITDA1 for the current year and improve on the NZ$58.7 million Operating EBITDA achieved in the fiscal year ended June 30, 2014.

Mr. Alan Lai, Executive Chairman of Agria and presiding Chairman of the PGW Board, announced that a clear and aspirational business strategy was articulated and approved by the PGW Board. “We look forward to seeing the implementation of this plan in the current financial year and beyond. The Board is confident that the strategy has the business focused on the right areas and believes that it will achieve the right balance between operational execution, continuous improvement and growth.”

Speaking to shareholders at the PGW Annual Shareholders Meeting in Napier today, PGW CEO Mark Dewdney commented, “While the reduction in the forecast dairy pay-out for the current season creates a significant degree of uncertainty the outlook for our core sheep, beef, arable, horticulture and viticulture markets is positive. Confidence in these sectors remain highly supported by solid prices, a lower NZ dollar, and, so far at least, generally good weather.”

Mr. Dewdney continued, “Growth within these sectors, including in Australia and South America, will continue to be a major focus for the company and should offset some of the weakness expected in the dairy sector from falling milk prices.”

“Spring and autumn are the two key periods for this business. So, while it remains too early to have high levels of certainty around how the year will play out, and noting the impact in dairy, I’m pleased to advise that based on a strong first quarter, current conditions and performance, we still believe we can increase our Operating EBITDA for the current year and better the NZ$58.7 million Operating EBITDA achieved in the fiscal year ended June 30, 2014”, said Mr. Dewdney.

Mr. Dewdney elaborated, “As we worked through our strategic planning, three key themes emerged: Improving our business, growing our business and looking for game-changers that will allow us to meet our changing customer needs and stay ahead of our competitors.”

Mr. Dewdney concluded, “Our core strengths in sheep, beef, arable, horticulture, viticulture, livestock and wool trading and agronomy will remain at the heart of our strategy. On top of these we see several areas where we have the ability to grow our business further.”

1 PGW's definition of Operating EBITDA: Earnings before net finance costs, income tax, depreciation, amortization, the results of discontinued operations, fair value adjustments, non-operating items and equity accounted earnings of associates.

About Agria Corporation

Agria (NYSE: GRO) is a global agricultural company with three principal business segments: Seed & Grain; Crop Protection, Nutrients & Merchandise; and Rural Services. The Seed and Grain segment is engaged in research and development, production and sale of a broad range of seed products and trading of seed and grain products globally. The Crop Protection, Nutrients and Merchandise segment operates an extensive chain of retail stores that supply farm input materials. The Rural Services segment provides livestock trading, wool trading, irrigation and pumping, real estate agency and other agriservices. For more information about Agria Corporation, please visit www.agriacorp.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements, including the management's commentary, are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Agria may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Agria's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in Agria's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this announcement unless otherwise stated and Agria does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Agria Corporation

Patrick Tsang

Chief Financial Officer

Tel: +852 2748 9390

Email: patrick.tsang@agriacorp.com

Or

ICR, LLC

Gary Dvorchak, CFA

Senior Vice President

Phone (China): +86-10-6583-7500

Phone (U.S.): +1 (310) 954-1123

Email: gary.dvorchak@icrinc.com